Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, California 92121

July 13, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re:	Sorrento Therapeutics, Inc.
Registration Statement on Form S-3, Filed May 4, 2017, as amended
File No. 333-217673

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sorrento Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-217673) of the Company, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2017, as amended, be accelerated so that such Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on Monday, July 17, 2017, or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by selling stockholders.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com.

Sincerely,

SORRENTO THERAPEUTICS, INC.

		By:	/s/ Henry Ji, Ph.D.
Henry Ji, Ph.D.
President and Chief Executive Officer

cc:	Jeffrey T. Hartlin, Paul Hastings LLP